UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

Securities and Exchange Commission File No: ________

BLUE HAWK VENTURES, INC.
(Exact name of Registrant as specified in its charter)

Nevada, U.S.A.
(Jurisdiction of incorporation or organization)

71-0900799
(I.R.S. Employer Identification Number)

12880 Railway Avenue, Unit 35, Richmond, B.C. Canada V7E 6G4
(Address of principal executive offices)

     (604) 644-5139
Issuer’s telephone number:

     (604) 275-6301
Issuer’s facsimile number:

Brian McDonald, Esq.
5781 Cranley Drive, West Vancouver, B.C. Canada V7W 1T1
(604) 925-3099       fax: (604) 925-9613
(Name, address and telephone number of agent for service)

None
Securities registered or to be registered pursuant to section 12(b) of the Act:

Common shares of $0.001 par value
Securities registered or to be registered pursuant to Section 12(g) of the Act:
(Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of
October 31, 2002: 10,513,435.

The Index to Exhibits is found in Page 30

Cautionary Statement Regarding Forward-Looking Statements

Some discussions in this registration statement may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this registration statement. Such factors include, those discussed in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as

well as those discussed elsewhere in this registration statement. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events.

Glossary of Mining Terms

The following terms, when used in this registration statement, have the respective meanings specified below:

Development	Preparation of a mineral deposit for commercial production, including installation of plant & machinery and construction of all related facilities.
Diamond drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections an inch or more in diameter.

Exploration	The prospecting, trenching, mapping, sampling, geochemistry, geophysics, diamond drilling and other work involved in searching for mineral bodies.
Grade	The amount of precious metals in each tonne of mineral.
Metallurgy	The science of extracting metals from minerals and preparing them for use.
Mill	A plant where mineral is ground to a fine size and undergoes physical or chemical treatment to extract the valuable minerals.
Mineral	A naturally occurring inorganic element or compound having an orderly internal structure and characteristic chemical composition, crystal form and physical properties.
Mineral Resource
A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineralization	Rock containing an undetermined amount of minerals or metals.
Ounces	Troy ounces.
Oxide
Mineralized rock in which some of the original minerals, usually sulphide, have been oxidized. Oxidation tends to make the mineral more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

Recovery	A term, generally stated as a percent, used in process metallurgy to indicate the proportion of valuable material obtained in the processing of a mineral.
Tonne (t)	A metric tonne (1,000 kilograms)

Foreign Currency and Exchange Rates

Dollar costs of Blue Hawk’s property acquisition and planned exploration costs are in Canadian Dollars. For purposes of consistency and to express United States Dollars throughout this registration statement, Canadian Dollars have been converted into United States currency at the rate of US $1.00 is approximately equal to CA $1.55 or CA $1.00 is approximately equal to US $0.6452 which is the approximate average exchange rate during recent months and which is consistent with the incorporated financial statements.

DESCRIPTION OF THE BUSINESS

(a)        Business development

Blue Hawk Ventures, Inc. ("Blue Hawk") was incorporated in the State of Nevada on May 01, 2002 and established a fiscal year end of October 31. We are a start-up, exploration stage company engaged in the search for gold and related minerals. Our statutory registered agent's office is located at 101 Convention Center Drive, Suite 700, Las Vegas, Nevada 89109 and our business office is located at 12880 Railway Avenue, Unit 35, Richmond, British Columbia, Canada V7E 6G4. Our telephone number is (604) 644-5139. We have not had any bankruptcy, receivership or similar proceeding since incorporation. There have been no material reclassifications, mergers, consolidations or purchases or sales of any significant amount of assets not in the ordinary course of business since the date of incorporation. We have no property other than an option to acquire the Little Bear Lake Mineral Claims and to the date of this registration statement have spent approximately $2,250.00 on research and development.

(b)        Business of the Issuer

On September 23, 2002, Byron G. Cox, our President and a member of the board of directors, acting as Trustee on our behalf, optioned a mineral property containing twelve (12) mining claims located in the Lac du Bonnet area in the province of Manitoba, Canada (“Little Bear Claims” or “Claims”) by entering into an Option To Purchase And Royalty Agreement dated September 23, 2002 with Ozias Theriault, (the Option Agreement”) the beneficial owner of the Claims, an arms-length Ontario, Canada resident, to acquire the Claims by carrying out certain exploration work and making certain expenditures on the Claims. A Trust Agreement between Blue Hawk and Mr. Cox dated August 31, 2002 (the “Trust Agreement”) was established to avoid having to pay additional fees and establish a subsidiary at this early stage of our corporate development. The Claims were originally presented to us by David Duval, an arms-length businessman, of North Vancouver, B.C. for which he receives a finder’s fee.

Under the terms of the Option Agreement, Mr. Theriault granted to Blue Hawk the sole and exclusive right and option to acquire 100 percent of the right, title and interest of Theriault in the Little Bear Claims, subject to Mr. Theriault receiving annual payments and a royalty, in accordance with the terms of the Option Agreement, as follows:

  Blue Hawk must pay Mr. Theriault $8,400 ($13,000 in Canadian funds) on the effective date of the Agreement (paid) and a finder’s fee of 10% to Mr. David Duval of West Vancouver, B.C. $850 (CA $1,300) (paid);
  Blue Hawk must make payment of $6,500 ( CA $10,000) and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2003 upon the completion of a phase I exploration program and submission of a satisfactory engineering report with a recommendation that a phase II exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase II exploration program;
  Blue Hawk must make payment of $12,900 (CA $20,000) and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2004 upon the completion of a phase II exploration program and submission of a satisfactory engineering report with a recommendation that a phase III exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase III exploration program;

  Blue Hawk must make payment of $16,200 (CA $25,000) and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2005 upon the completion of a phase III exploration program and submission of a satisfactory engineering report with a recommendation that a phase IV exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase IV exploration program;
  Blue Hawk must make payment of $96,800 (CA $150,000) and issue 25,000 Blue Hawk shares to Mr. Theriault on December 31, 2006 upon the completion of a phase IV exploration program and submission of a satisfactory engineering report with a recommendation that a phase V exploration program be carried out on the Claims and Blue Hawk making the decision that it will proceed to a phase V exploration program;
  Upon exercise of the Option, Blue Hawk is required to pay to Mr. Theriault, commencing January 1, 2007, the sum of $32,300 ($50,000 in Canadian funds) per annum for as long as Blue Hawk, or its assigns, holds any interest in the Claims and until production commences;
  A finder’s fee of 10% of any amount of monies or shares paid to Mr. Theriault under the Agreement shall be paid to Mr. Duval on the same day and under the same stipulations and in the proportionate amount of dollars or shares as is paid to Mr. Theriault.

The claims are held under a Trust Agreement by Mr. Cox on behalf of Blue Hawk. The terms of the Trust Agreement are as follows:

  the Trustee is willing and legally capable of acting as a trustee for Blue Hawk to hold the mineral claims on behalf of Blue Hawk until such time as the initial five (5) phase exploration program is completed and Blue Hawk is properly able to evaluate the merits of owning the claims in its own name or that of a subsidiary;
  the Agreement will terminate on:
    (a) December 31, 2006, unless on or before that date, Blue Hawk terminates in writing the Option To Purchase And Royalty Agreement
    (b) the date on which Blue Hawk incorporates a Manitoba subsidiary to hold Blue Hawk’s interest in the Claims and transfers such interest to the subsidiary.

If the results of Phase I are unsuccessful, we will terminate the Option Agreement and will not be obligated to make the above or any subsequent payments. Similarly, if the results of any of the future phases are unsuccessful, we will terminate the Option Agreement and will not be obligated to make any subsequent payments.

To date we have not performed any work on the Claims but we have spent $2,250 (CA $3,500) on research and development activities such sum being paid for the preparation of the Evaluation Of The Little Bear Property by Mr. David J. Busch, B.Sc. (hons) P. Geo. dated November 08, 2002 (the “Report”) It is our intention to engage the services of Mr. David J. Busch, P. Geo. to perform the required Phase I work on the Claims but no agreement has been entered into.

Mr. Busch is a registered Professional Geoscientist in good standing in the Association of Professional Engineers and Geoscientists of Manitoba, Canada. He is a graduate of Lakehead University with a Bachelor of Arts Degree (1970) and a Bachelor of Science (honours) degree in geology in 1974. He has practiced his profession as a Consulting Exploration Geologist for the past twenty (20) years.

A mining claim is generally described to be that portion of the public mineral lands which a miner, for mining purposes, takes and holds in accordance with local mining laws but is also described to mean a parcel of land which might contain precious metals in the soil or rock. The Little Bear Claims consist of twelve (12) mining claims which in total cover an area of approximately 1,600 hectares (approximately 3,954 acres).

The Claims were originally staked at various times in 1994 and 1995 by Mr. Theriault who holds the mining rights to the Claims which thereby gives him or his designated agent, the right to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. In the event Mr. Theriault were to grant another deed which is subsequently registered prior to our deed, the third party would obtain good title and we would have nothing.

Mr. Theriault has granted an option to Blue Hawk to allow Blue Hawk to explore, mine and recover any minerals on the Claims. As with the preceding, if Mr. Theriault were to grant an option to another party, that party would be able to enter the Claims, carry out certain work commitments and earn right and title to the Claims; we would have little recourse as we would be harmed, would not own any Claims and would have to cease operations. However, in either event, Mr. Theriault would be liable to us for monetary damages for breach of the Option Agreement. The extent of that liability would be for our out of pocket costs for expenditures on the Claims, if any, in addition to any lost opportunity costs if the Claims proved to be of value in the future.

Under Manitoba law, if the ownership of the Claims were to be passed to us and the deed of ownership were to be recorded in our name, we would have to pay a minimum fee of $650 (CA $1,000 and file other documents since we are a foreign company in Canada. We would also be required to form a Manitoba company that contains a board of directors, the majority of which would have to be Manitoba residents and obtain audited financial statements for that company. We have decided that if gold is discovered on the Claims and it appears that it might be economical to remove the gold, we will record the deed of ownership, pay the additional tax and file as a foreign Company or establish a corporate subsidiary in Manitoba. The decision to record or not record is solely within our province.

All Canadian lands and minerals which have not been granted to private persons are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. In the case of our Claims, that is the province of Manitoba.

In the 19th century the practice of reserving the minerals from fee simple Crown grants was established. The legislation ensures that minerals are reserved from Crown land dispositions. The result is that the Crown is the largest mineral owner in Canada, both as fee simple owner of crown lands and through mineral reservations in Crown grants. Most privately held mineral titles are acquired directly from the Crown. The Claims we have under option is one such acquisition. Accordingly, fee simple title to our Claims resides with the Crown. Our optioned claims are mining leases issued pursuant to the Manitoba Mines and Minerals Act. The lessee has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward.

The Claims are unencumbered and there are no competitive conditions which affect the Claims. There are no parks or developments that would interfere with the exploration for or exploitation of any mineral deposits that might be located on the Claims. There are no disputes as to title or liens registered on the Claims. Further, there is no insurance covering the Claims but we believe that no insurance is necessary since the Claims are unimproved and contain no buildings or improvements.

Our optioned Claims consist of twelve claims which total approximately 3,954 acres (1600 hectares). The Claims were selected for acquisition due to their cost, previously recorded exploration work, and because the Claims are not located in an environmentally sensitive region. A full description of the Claims, their names and Claim Numbers, recorded holder, size and expiry dates can be found under “Description of Property” (Location and Property Description) of this registration statement.

Documentation on the status of the claims comprising the properties was obtained from the Manitoba government web site www.gov.mb.ca/itm/mrd/geo/gis/gis-index2.html.) This website contains a detailed description of the rock formation and mineralization of all staked lands in Manitoba. The website database contains a detailed description of the rock formation, mineralization and ownership of all staked lands in Manitoba.

To keep the Claims in good standing, we must begin exploration on or before July 03, 2003 or pay $8.00 (CA $12.50) per hectare to prevent the Claims from reverting to the Crown.

It is our intention to incorporate a Canadian subsidiary company and record the deed of ownership in the name of our subsidiary only if gold is discovered on the Claims and it appears that it would be economically viable to commercially mine the Claims.

Blue Hawk is an exploration stage company. There is no assurance that a commercially viable mineral deposits exist on the Claims that we have under option. Further exploration will be required before a final evaluation as to the economic and legal feasibility of the Claims is determined.

Competitive Factors

The gold mining industry is highly fragmented. We are competing with many other exploration companies looking for gold. We are among the smallest exploration companies in existence and are an infinitely small participant in the gold mining business which is the foundation of the founding and early stage development of the mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our Claims. Readily available gold markets exist in Canada and around the world for the sale of gold. Therefore, we will likely be able to sell any gold that we are able to recover.

Regulations

Our mineral exploration program is subject to the Manitoba Mines And Minerals Act and Regulations. This act sets forth rules for:

  locating claims;
  posting claims;
  working claims; and
  reporting work performed

The Mines And Minerals Act tells us how and where we can explore for minerals. We must comply with these laws in order to operate our business. The purpose of the law is to assist persons who wish to explore for minerals in Manitoba to understand the process whereby exploration activities are permitted and regulated. The laws and regulations establish province wide standards for mineral exploration and development activities and also manage and administer exploration and development activities to ensure maximum extraction with a minimum of environmental disturbance. The law does not apply to certain exploration work we will be conducting in Phase I; specifically, work that does not involve mechanical disturbance of the surface including:

  prospecting using hand-held tools;
  geological and geochemical surveying;
  airborne geophysical surveying (e.g. EM surveys);
  hand-trenching without the use of explosives; and
  the establishment of grid lines that do not require the felling of trees.

Exploration activities that we intend to carry out in Phase II which are subject to the provisions of the laws are as follows:

  drilling, trenching and excavating using machinery;
  disturbance of the ground by mechanical means; and
  blasting.

Compliance with these rules and regulations will require us to meet the minimum annual work requirements. Also, prior to proceeding with any exploration work subject to the Act we must apply for a notice of work permit. In this notice we will be required to set out the location, nature, extent and duration of the proposed exploration activities. This notice outlining the proposed work program is submitted to the Manitoba Department of Natural Resources in Lac Du Bonnet.

In order to explore for gold on our Claims we must submit the work program for review. There is no fee for the permit. The Department will review the application and will either accept it as presented or make certain stipulations they believe to be necessary; e.g. no heavy equipment or road building or tampering with water. We believe that the plan as contained in this registration statement will be accepted and an exploration permit will be issued within the usual two or three day days. The exploration permit is the only permit or license we will need to explore for gold on our Claims.

At the date of this registration statement, no permit has been granted and we have not applied for any permits or approvals. Prior to the planned commencement of the Phase I work program, application will be made for the required notice of work permit. The permit application process is largely an administrative act that does not involve a review of the merits of the application. It is generally completed within a few days of application.

Compliance with these rules and regulations will not affect our operations.

Environmental Law

We are also subject to the Health, Safety and Reclamation Code for Mines in Manitoba. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

  health and safety;
  archaeological sites; and
  exploration access.

We are responsible to provide a safe working environment, to not disrupt archaeological sites and to conduct our activities to prevent unnecessary damage to the Claims.

We anticipate no discharge of water into active streams, creeks, rivers, lakes or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and trenches will be recovered prior to retreating from the Claims. No costs are anticipated in order to comply with any environmental laws.

As the planned Phase I work program involves minimal disturbance of the environment at this early stage of the exploration, we do not anticipate facing any costs or expect to face problems complying with the environmental regulations. In addition, all of the equipment to be employed on the project will be in compliance with environmental standards used and accepted by the industry and all of the employees on the site will have significant experience in the outdoors and will be cognizant of their responsibilities to the environment.

We are in compliance with the foregoing act and will continue to comply with the act in the future. We believe that compliance with the act will not adversely affect our business operations in the future.

Employees

Initially, we intend to use the services of subcontractors for manual labour exploration work on our properties and Mr. David J. Busch, to manage the exploration program as outlined in his Report. Our only employees will be Byron G. Cox and Brian C. Doutaz, both senior officers and directors. Mr. Busch is not a consultant to Blue Hawk, rather he is the author of An Evaluation of the Little Bear Property, dated November 08, 2002. However, it is our intention to enter into agreement to retain the services of Mr. Busch prior to commencement of the work program outlined in his Report.

We intend to hire geologists, engineers and excavation subcontractors on an as needed basis. We have not entered into negotiations or contracts with any of them although it is our intention to retain Mr. Busch as senior geological consultant. We do not intend to initiate negotiations or hire anyone until the early summer of 2003.

At present, we have no employees, other than Messrs. Cox and Doutaz, our officers and directors. Messrs. Cox and Doutaz do not have employment agreements with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any employees.

Offices

Our offices are located at 12880 Railway Avenue, Unit 35, Richmond, B.C. Canada V7E 6G4. Currently, these facilities are provided to us by Brian Doutaz, one of our directors and our secretary, without charge, but such arrangement may be cancelled at anytime without notice. As our business activities continue, we anticipate that we will be required to pay a pro rata share of the rent incurred for the facilities that we occupy. Specific direct expenses incurred such as telephone and secretarial services will be charged back to Blue Hawk at cost on a periodic basis.

(c)       Reports to Securityholders

As a result of filing this registration statement, Blue Hawk is obligated to file with the Securities and Exchange Commission certain interim and periodic reports including an annual report containing audited financial statements. Blue Hawk intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act. Blue Hawk will voluntarily send an annual report, including audited financial statements, to its shareholders.

In addition, Blue Hawk will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(a)        Plan of operation

Blue Hawk believes it can satisfy its cash requirements through the fiscal year end of October 31, 2003, from a private placement of $82,515 received during June of 2002 and a Manitoba governmental mining subsidy – a refund of 20% of allowable expenditures in mining in the province although we have not included any refund in our budgeting process as the amount is indeterminate at this time. As of October 31, 2002, we had $61,835 in unallocated working capital.

For fiscal November 01, 2002 to October 31, 2003, we will concentrate our efforts on the planned Phase I exploration program on the Little Bear Claims. If Phase I of the exploration program is successful, we will shift operations to prepare for proceeding with Phase II in the summer of 2004. Following industry trends and demands, we are also considering the acquisition of other properties to conduct exploration works for gold. In either situation, a new public offering might be needed and completed during that period.

We do not expect any changes or more hiring of employees since contracts are given to consultants and sub-contractor specialists in specific fields of expertise for the exploration works.

(b)        Management's discussion, analysis of financial condition and results of operations

Blue Hawk is a start-up exploration stage company engaged in the search for gold and related minerals. We have not yet generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our Claims. Our only other source for cash at this time is investments by others in our company. We must raise cash in order to implement our project and stay in business.

At the present time, we have not made any arrangements to raise additional cash. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We do not expect to purchase or sell any plant or significant equipment. We intend to lease or rent any equipment, such as a diamond drill machine, that we will need in order to carry out our exploration operations. We do not expect a change in our number of employees.

Over the next twelve months, we intend to complete the first phase of the exploration plan on our optioned Claims. The Claims were obtained through an Option Agreement with Ozias Theriault at a cost of $9,250 (CA $14,300) including a Finder’s Fee of 10% and the expenditure of $2,250 (CA $3,500) in producing the Report. Mr. Cox is acting as trustee under a Trust Agreement for the holding of the Claims. Under Manitoba law, title to Manitoba mining claims can only be held by Manitoba residents. In the case of corporations, title must be held by a Manitoba company. In order to comply with the law we would immediately have to incorporate a Manitoba wholly owned subsidiary company and obtain audited financial statements. We believe those costs would not be in the best interests of Blue Hawk at this time. In the event that we find mineralized material and the mineralized material can be economically extracted, we will form a wholly owned Manitoba subsidiary company and the title will be conveyed to that subsidiary. Should Ozias Theriault transfer title to another person and such deed is recorded before we record our documents, that other person will have superior rights and title and we will have none. If that event occurs, we will have to cease or suspend operations. However, Mr. Theriault would be liable to us for monetary damages for breaching the terms of the Option Agreement with us. To date we have not performed any work on the Claims.

If our initial exploration efforts are successful, we intend to proceed with longer term development of the Claims. We may acquire additional mining properties during the next twelve months if we are able to do so.

Phase I of our plan of operations involves examination of the Claims through the collection and analysis of till samples and the development of a database of previous work completed on the site of the Claims as well as adjacent areas. Phase I may take up to 3 months in total, including preparation of a report on the work completed with further recommendations and will cost approximately $23,000 (CA $35,750) based on the Report by David J. Busch and is a reflection of local costs for the specified type of work. We have not commenced Phase I. We have sufficient funds on hand to cover the costs of the first phase of the exploration plan.

Phase II will be directed towards a continuation of the exploration and prospecting program and will include 2,000 feet of diamond drilling. It is anticipated that some additional geological mapping, prospecting and some geochemical sampling will take place as the drilling progresses. The second phase may take up to three months to complete and will have an estimated cost of $48,300 (CA $74,800) , again based on An Evaluation Of The Little Bear Property by David J. Busch and is a reflection of local costs for the specified type of work.

The Option Agreement calls for a payment to Mr. Theriault in the sum of $6,500 (CA $10,000) on December 31, 2003. If the Phase I work program is favourable, additional funding will be required in order to satisfy this and other cash demands on Blue Hawk. It is our intention to fund these requirements through additional equity offerings, private placements or loans. In the event we are not able to complete the required funding we will have to suspend operations. In any event, until the results of Phase I are known we are not in a position to know whether we will carry on with Phase II. If the results of Phase I are unsuccessful, we will terminate the Option Agreement and will have no further obligations under the Agreement. Similarly, if the results of Phase II are unsuccessful, we will terminate the Option Agreement and will not be obligated to make any subsequent payments.

We have limited cash reserves which as of October 31, 2002 totalled $64,082 (including a reserve for payables). Until we actually commence Phase I operations, our monthly cash requirements are minimal. Current working capital can adequately satisfy our cash requirement for the next twelve months.

We will not move on to a subsequent phase of the exploration program until the phase we are working on is completed and the evaluation has been rendered. We will determine when that occurs.

We expect to start exploration operations in the Summer of 2003.

Results of Operations

From Inception on May 01, 2002 to the date of this registration statement:

We have no operations.

On September 23, 2002, we obtained an option to acquire our first property and will commence the research and exploration stage of our mining operations on that property in the late Spring or early Summer of 2003.

Since inception, we have used our common stock to raise money for our Claims acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 01, 2002 to October 31, 2002 was $82,515, as a result of proceeds received from sales of our common stock.

Between May 01 and October 30, 2002 we expended a total of $11,437 for accounting and audit costs ($2,250) and general promotion of the business ($307). Also included in that total were $2100 for office and miscellaneous costs, $1,275 for legal expenses and $1,005 for the services of our transfer agent and $4,500 in organizational expenses and related. During the same period we realized an interest income of $151 which resulted in a net loss of $11,286.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations.

We issued 5,000,000 shares of common stock through a Section 4(2) offering in May 2002 for cash consideration of $500.

We issued 5,000,000 shares of common stock through a Rule 504D / Regulation S offering in May, 2002 for cash consideration of $5,000.

We issued 513,435 shares of common stock through a Rule 504D / Regulation S offering in May and June, 2002 for cash consideration of $77,015.

As of October 31, 2002, our total assets amounted to $77,979 and our total liabilities were $2,250. Working capital stood at $61,832.

For the year ended October 31, 2002, the net loss was $11,286 ($0.107 per share). The loss per share was based on a weighted average of 10,513,545 common shares outstanding.

DESCRIPTION OF THE PROPERTY

The mineral claims optioned by Blue Hawk are located near Lac Du Bonnet, Manitoba, Canada near and is held under option from Mr. Ozias Theriault. The Claims consist of 12 claim blocks and covers 3954 acres. The author of the Report, David J. Busch, P. Geo., concludes that the Claims have untested potential to host gold deposits and recommends that an exploration program be undertaken to systematically evaluate the Claims to identify and test targets for gold mineralization.

Blue Hawk acquired an option from the claim holder Mr. Ozias Theriault, of Geraldton, Ontario, Canada to purchase a 100% interest in the Claims subject to total cash payments over a five year period of $140,700 (CA $218,000) and the issuance of 100,000 Blue Hawk shares plus a finder’s fee payable to Mr. David Duval of North Vancouver, B.C. of 10% of whatever monetary or share consideration is paid to Mr. Theriault. In addition, Mr. Theriault retains a 3% net smelter royalty. After January 1, 2007 payments of $32,300 (CA $50,000) per year are to be made as advance royalties to the claim holder so long as Blue Hawk retains any interest in the Claims. The detailed terms of this option are contained in two agreements both dated Sept. 23, 2002. The first is an Option Agreement between Ozias Theriault and Byron G. Cox and the second is a Trust Agreement between Blue Hawk and Byron G. Cox.

Location and Property Description

The general project location is shown in the figure above. The Claims are located on NTS 1:50,000 sheet 52L12 in the Lac du Bonnet area in the province of Manitoba. The property consists of 12 contiguous, unpatented claim blocks covering 3954 acres. The individual claim details are shown in the following table:

CLAIM NAME	CLAIM NUMBER	RECORDED HOLDER	EXPIRY DATE DD/MM/YY	AREA HECTARES	AREA ACRES
Meagan 2	MB 2823	Ozias Theriault	20/11/2003	32	79
Iris 1	MB 2021	Ozias Theriault	07/03/2003	128	316
Iris 7	MB 2819	Ozias Theriault	17/10/2003	144	356
Iris 2	MB 2020	Ozias Theriault	07/03/2003	224	554
Megan 1	MB 2822	Ozias Theriault	20/11/2003	32	79
Iris 8	MB 2818	Ozias Theriault	17/10/2003	96	237
Iris 4	MB 3189	Ozias Theriault	12/10/2003	224	554
Viola 1	MB 2824	Ozias Theriault	20/11/2003	32	79
Iris 3	W 53618	Ozias Theriault	23/12/2003	144	356
Iris 6	MB 3191	Ozias Theriault	12/10/2003	128	316
Iris 5	MB 3190	Ozias Theriault	12/10/2003	256	633
		TOTAL (Hectares / Acres)		1600	3954

There are no parks or developments that would interfere with exploration for or exploitation of any mineral deposits that might be located on the Claims. There are no disputes as to title or liens registered on the Claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Claims are located 40 road miles northeast of the town of Lac du Bonnet in the province of Manitoba which is approximately 70 road miles northeast of the major city of Winnipeg. The town of Lac du Bonnet offers full amenities and infrastructure. The Claims can be accessed from provincially maintained highway 314 and unmaintained gravel haul roads that have been established to the north part of the Claims by logging operations. The unmaintained haul roads cover a distance of 6 miles to the Claims. These roads would require some upkeep to be usable during the summer months. The Claims can also be accessed by float or ski equipped plane from Lac du Bonnet.

The property is relatively flat with a mean elevation of 1300 feet above sea level. Most of the area has a relief of less than 100 feet. Bedrock is well exposed on most ridges. Gullies, draws and major drainage basins are drift covered. Poplar, balsam, spruce, pine and birch are the dominant tree species. A1983 forest fire burned most of the higher ground leaving the ridges largely bare.

The climate is typical mid latitude continental. Field operations are possible year round with access restricted during winter freeze-up and spring thaw.

Exploration History

Exploration on the property has been intermittent since 1924 when gold was first reported on the property. Early exploration efforts involved prospecting and stripping. Exploration efforts since 1980 have included ground and airborne geophysics as well as prospecting. The airborne magnetic – electromagnetic survey flown by Aerodat Inc. in 1997 provides high quality total field and vertical gradient magnetic data for the entire Claim block.

Geological Setting

The Claims are located within the Maskwa pluton in the Winnipeg River Plutonic terrane.

Rocks flanking the Winnipeg River Terrane consist of archean gneissic and volcanic terrains. The gneissic rocks are believed to represent sedimentary rocks that have undergone intense metamorphism. These rocks are considerably younger at 2.7 to 3.0 billion years before present.

The Claims lie near the centre of the Maskwa pluton. The pluton has two dominant phases, an early coarse grained granodiorite and a later coarse grained granite. All rocks on the Claims are of greenshist metamorphic grade.

Several linear zones of shearing trend across the Claims. These zones include deformed porphyritic granite and mafic dike material and mafic inclusions. In general igneous rocks have a reddish coloration in proximity to the shear structures.

Mineralization on Little Bear Claims

There has been no known mineral production from the Little Bear Claims. All mineralized zones found to date are primarily gold showings associated with vein material in shears. Sulfides, primarily pyrite with lessor pyrrhotite, chalcopyrite, sphalerite and galena and arsenopyrite have been reported in modest amounts in various veins and locally in the wall rock to veins. Veins are commonly reported to follow sheared contacts between granite and lamprophyre or mafic dikes. These are all strong indicators of gold bearing mineralization.

It is clear that the known gold showings are along the margins of or within the Stringer Lake Fault zone and along the Little Bear Lake fault. The Springer Lake Fault zone is up to 2500 feet wide at the western end and extends for a length of 3 miles across the Claims. The Springer Lake Fault zone is evident on the magnetic survey as a trend of lower magnetic values and low magnetic relief bounded by higher magnetic values and greater magnetic relief. The north and south boundaries of this fault zone are evident from the magnetic survey.

Work on Property by Blue Hawk

Blue Hawk has not carried out any exploration on the Claims since acquiring the option.

Our Proposed Exploration Program – Plan of Operation

The Report concluded that:

  The property appears as if it may host a number of gold bearing veins that have been only partially explored.
  Any gold bearing veins would be within a large shear / alteration system referred to as the Springer Lake Fault zone. This fault zone is up to one half mile wide and 3 miles long on the Claims.
  The most effective exploration approach in finding gold bearing zones has been prospecting. Prospecting is limited to areas where rock actually outcrops. The challenge has been to apply an exploration technique to effectively evaluate the Claims regardless of outcropping.
  Till sampling with gold grain counts and descriptions would effectively emulate prospecting and provide a means of identifying and ranking the most prospective gold settings on the Claims including areas of no outcrop. A review of till data from government sources would indicate that till cover is sufficient to make such a survey highly effective.

  Existing airborne and ground geophysical surveys are useful in providing a framework to guide exploration but do not provide targets directly. The total field and vertical gradient data is particularly useful. The electromagnetic data appears related to surficial gravel and clay deposits and is not particularly useful.

Based on the above conclusions, there is a possibility for gold deposits on the Little Bear Claims. This potential warrants the following recommendations:

  An initial screening of the Claims with till sampling is recommended. An idealized sample density of one sample per 25 acres would adequately screen the area and identify targets with gold potential. This sample density would require approximately 150 samples. Tills samples (with coarse fraction removed in the field) should weigh approximately 12 kilograms and be submitted for gold grain counts of the heavy mineral fraction. This work can be completed using a Global Positioning System (GPS) for control. No grid is needed.
  All existing data should be digitized and maintained in a Global Information System (GIS) database. All data acquired in the future should be of a standard to be entered into the digital database format.
  Target areas developed from the initial till survey should be further screened by prospecting, more detailed till sampling or Mobil Metal Ion soil sampling as necessary. Sampling density may be sufficient to identify drill testable targets directly. This work is assigned to Phase II of the cost estimates.
  Should targets of interest be generated from the above work testing by diamond drilling should be undertaken.

Our business plan is to proceed with initial exploration of the Little Bear Claims to determine if there are targets of long term interest that may bear further evaluation to determine if gold may exist on the Claims. Mr. David J. Busch, P. Geo., authored “An Evaluation of the Little Bear Property”, dated November 08, 2002 in which he recommends an initial two phase exploration program to properly evaluate the potential of the Claims. We must conduct exploration to determine what minerals, if any, exist on our properties and if any minerals which may be found can be economically extracted and profitably processed.

We anticipate that Phase 1 of the recommended geological exploration program will cost approximately $23,000 (CA $35,750), based on the Report by Mr. Busch and is a reflection of local costs for the specified type of work..

It is our intention to retain the services of Mr. Busch to complete the first phase of the work program prior to commencement of the exploration program. It is our intention to carry out the work in late spring or early summer, 2003. We will assess the results of this program upon receipt of Mr. Busch’s Report. The cost estimates for this and other phases of the work program are based on Mr. Busch’s recommendations and reflect local costs for this type of work.

We do not claim to have any ores or reserves whatsoever at this time on our optioned Claims.

Phase I will begin by taking approximately 150 till samples from the Claims and will allow for digitization and GIS referencing of all existing data on the Claims. This will entail taking till samples from the Claims to a laboratory where a determination of the elemental make up of the sample and the exact concentrations of gold and other minerals will be made. We will then compare the relative concentrations of minerals in the samples so the results from different samples can be compared in a more precise manner and plotted on a map to evaluate their significance. The Global Information System (GIS) referencing system will entail the development of a database whereby all previous known work on the Claims (based on information filed with public information bodies such as the department of Natural Resources in Manitoba) is entered into a computer matrix and correlated based on map coordinates. The results of Phase I testing will be entered at a later date and will also be correlated to historical data which may allow for certain conclusions as to the best targets and areas to explore on future work programs, i.e. those targets that give the better chances of finding gold in deposit.

These surveys may require up to one week for the base work and an additional two to three months for analysis and the preparation of a report on the work accomplished along with an evaluation of the work and will bear an estimated total cost of $23,000 (CA $35,750) based on the Report by Mr. Busch and is a reflection of local costs for the specified type of work. This cost is made up of wages and fees, geological and geochemical supplies, assaying, camp equipment, operation costs and the digitizing of all existing historical data to be maintained in a GIS database. It is our intention to carry the work out in late spring or early summer, 2003.

Phase II will not be carried out until the early Fall of 2003 or the late spring of 2004 and will be contingent upon favourable results from Phase I and any specific recommendations of Mr. Busch. It will be directed towards the follow-up of targets determined from Phase I and an anticipated 2,000 feet of diamond drilling as well as well as some new prospecting based on targets determined from Phase I. Phase II may require up to three weeks of field work and will cost approximately $48,300 (CA $74,800) comprised of wages, fees and camp operations, diamond drilling, assays and related. The cost estimate is based on the Report by Mr. Busch and is a reflection of local costs for the specified type of work. A further three months may be required for analysis and the preparation of a report and evaluation on the work accomplished.

The Report calls for approximately 2,000 feet of diamond drilling in Phase II which is an essential component of exploration and aids in the delineation and definition of any deposit(s). The geophysical work gives a general understanding of the location and extent of mineralization at depths that are unreachable by surface excavations and provides a target for more extensive trenching and core drilling. We expect the costs of the geophysical work and the diamond drilling to be to be approximately $33,600 (CA $52,000). Trenching and other work done in previously recorded exploration programs along with the results of Phase I will be the guide for the locations of the diamond drilling program. In addition, new prospecting and a follow-up on till samples obtained in Phase I will be carried out at a cost of $6,500 (CA $10,000).

We have contemplated a third phase of exploration which would continue the diamond drill program if results from the Phase II program remain positive. Cost of the third phase of exploration is indeterminate at this time and will be based on an evaluation of the work completed in Phases I and II and further recommendations. It is our intention to have Mr. Busch conduct both currently programmed phases of the exploration program.

Although it may appear that Phase II merely continues Phase I, such is not entirely the case. The work is phased in such a manner as to allow decision points to ensure that future work has a value and will provide better or additional information as to the viability of the Claims. By utilizing a multi-phase work program, at the end of each phase a decision can be made as to whether the phase has provided the necessary information to increase the viability of the project. If the information obtained as a result of any phase indicates that there is no increased probability of finding an economically viable deposit at the end of the project, a determination would be made that the work should cease at that point. This is a standard procedure in the industry prior to the commitment of additional funding to move a project forward to the next phase of exploration and/or exploitation.

Initially, we do not intend to interest other companies in the Claims if we find mineralized materials. We intend to try to explore the Claims ourselves through the first two phases of the planned work program. However, should the need arise we are open to the raising of sufficient capital to complete the work program by whatever means become available at that time. If that were to mean engaging in a working partnership to secure the required capital, we would likely do so if it were in the best interests of the project and Blue Hawk.

Costs associated with the above recommendations are estimated below in Canadian Dollars:

Phase I – Target Identification
Till sampling	150 sites	$90/ sample	CA $13,500.00
		Analytical $50/sample	7,500.00
		Sample shipping	2,500.00
Documentation and interpretation of till sampling			2,000.00
Digitizing and GIS referencing of existing data			7,000.00
		Total	32,500.00
		Administration 10%	3,250.00
		Approx. US $23,000.00	CA $35,750.00

Phase II - Initial Target Evaluation (Contingent on Positive Results from Phase I
Follow-up of till targetsfrom Phase I; MMI /Prospecting			CA $10,000.00
New Prospecting			6,000.00
Diamond drilling	2000 feet	at $26/foot	$52,000.00
		Total	$68,000.00
NOTE: Drilling cost per foot includes, mob demob, drilling, logging, analysis and report.		Administration 10%	$6,800.00
		Approx. US $48,300.00	CA $74,800.00

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

(a)        Security ownership of certain beneficial owners

The following table sets forth, as of the date of this registration statement, the total number of shares owned beneficially by each of our directors, officers and key employees, individually and as a group, and the present owners of 5% or more of our total outstanding shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Title of Class	Name and Address of Beneficial Owner [1] [2]	Amount & Nature of Beneficial Ownership [3]	Percentage of Class
Common Stock	Byron G. Cox 595 Hornby St., Suite. 600Vancouver, B.C. V6C 1A4	5,000,000 Beneficial Owner	47.56%
All Officers, Directors and key employees as a Group		5,000,000	47.56%

[1]	The persons named above may be deemed to be a "parent" and "promoter" of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct and indirect stock holdings. Messrs. Cox and Doutaz are the only "promoters" of our company.
[2]	As of October 31, 2002.
[3]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.

(b)        Security ownership of management

The following table sets forth the names and addresses of each of our directors and officers, their principal occupations and their respective date of commencement of their term with Blue Hawk. All directors and officers hold office until our next Annual General Meeting of Shareholders or until a successor is appointed.

Title of Class	Name and Address of Beneficial Owner [1] [3]	Amount & Nature of Beneficial Ownership [2]	Percentage of Class
Common Stock	Byron G. Cox 595 Hornby St., Suite. 600 Vancouver, B.C. V6C 1A4	5,000,000	47.56%
	Brian C. Doutaz 12880 Railway Ave., Unit 35 Richmond, B.C. V7E 6G4	0	0.00%
All Officers and Directors as a Group		5,000,000	47.56%

[1]	As of October 31, 2002
[2]	The person named above does not have any specified rights to acquire, within sixty (60) days of the date of this registration statement any options, warrants or rights and no conversion privileges or other similar obligations exist.
[3]	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date hereof based upon information furnished to Blue Hawk by individual directors and officers. All such shares are held directly.

The directors, officers and other members of management of Blue Hawk, as a group beneficially own, directly or indirectly, 5,000,000 of our common shares, representing 47.56% of the total issued and outstanding securities of Blue Hawk as of October 31, 2002.

Details of stock options held by the directors and officers are set forth under “Executive

Compensation” (Summary Compensation) and “Description of Securities” (Stock Options). There are no outstanding stock options.

(c)        Changes in control

We do not anticipate at this time any changes in control of Blue Hawk. There are no arrangements either in place or contemplated which may result in a change of control of Blue Hawk.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a)        Directors and executive officers

Each of our directors is elected by the Stockholders to a term of one (1) year and serves until his successor is elected and qualified, or until he resigns or is removed from office. Each of our officers is elected by the board of directors to a term of one (1) year and serves until his successor is duly elected and qualified, or until he resigns or is removed from office. The board of directors has no nominating, auditing or compensation committees.

The name, address, age and position of our present officers and Directors are set forth below:

Name and Address	Age	Position(s)
Byron G. Cox 595 Hornby St., Suite. 600 Vancouver, B.C. V6C 1A4	55	President, Chief Executive Officer and a member of the Board of Directors
Brian C. Doutaz 35 – 12880 Railway Ave.Richmond, B.C. Canada V7E 6G4	57	Secretary, Treasurer, Chief Financial Officer and a member of the Board of Directors

The persons named above have held the office/position since inception of our company and are expected to hold the office/position until the next annual meeting of our stockholders. Mr. Cox will be spending approximately 15% of his time on the affairs of Blue Hawk while Mr. Doutaz’s time will amount to less than 5% of his work week. None of the directors or officers has professional or technical accreditation in the mining business.

Byron G. Cox is President and Chief Executive Officer, and a director of Blue Hawk. Mr. Cox is a self-employed communications consultant providing services to public and private companies in the mining, petroleum, biotech, tourism and healthcare industries. He is also President of Fairchild International Corporation, a public company which is quoted on the Over-the-Counter Bulletin Board (OTC-BB) system under the symbol FRCD.OB and which is involved in the exploration and development of oil and gas projects in the United States and Canada. He has acted as a consultant to a number of publicly traded companies since 1975 and has gained an extensive knowledge of public Ventures over the past 27 years.

  Mr. Cox is currently, and has been since 1997, President and a director of Fairchild International Corporation, a petroleum exploration company which is a reporting issuer under the Securities and Exchange Act of 1933 and is quoted on the OTC-BB;

Brian C. Doutaz, a director serving as Secretary, Treasurer and Chief Financial Officer is, and has been, a management and business consultant since 1980. He is President of Anina International Capital Corp., a private British Columbia company which is in the business of providing management and consulting services to development and exploration stage businesses and has been performing such services from 1993 to present. Mr. Doutaz also provides compliance services to publicly listed corporations in Canada and the United States and sits on the Boards of a number of public and private corporations.

  Mr. Doutaz is currently, and has been since 1986, president and a director of Adda Resources Ltd., a mineral and petroleum exploration company which remains a reporting issuer in British Columbia and Alberta and which was formerly publicly traded on the TSX Venture Exchange (currently delisted);
  Mr. Doutaz is also the president and a director of Sterling group Ventures, Inc., and has been since September, 2001, a mineral exploration company which is a reporting issuer under the Securities Act of 1933; it is not quoted or traded on any exchange or stock quotation system;

  From May, 1999 to October, 2001 Mr. Doutaz served as President and director of Reward Enterprises, Inc., an internet gaming operation, quoted on the OTC-BB;
  Between March 1999 and April 2000 he served as a director and Treasurer of Kidstoysplus.com, Inc., an Internet retailer of children’s toys and products which is quoted on the OTC-BB under the symbol KTYP. In September, 2002, the name was changed to Stealth Media Labs and the symbol became SMLA;
  Mr. Doutaz became a director of Talon Ventures, Inc. on September 06, 2001 which is a Nevada based privately held company engaged in mineral exploration and.

(b)        Significant employees

We have no employees other than for Byron G. Cox and Brian C. Doutaz.

(c)       Family relationships

There are no family relationships among directors, executive officers or persons chosen to become an executive officer or director.

(d)       Legal proceedings

During the past five years, none of our officers, directors, promoters or control persons has had any of the following events occur:

1	.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2	.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3	.	being subject to any order, judgement or decree, not substantially reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking business; and
4	.	being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgement has not been reversed, suspended or vacated.

EXECUTIVE COMPENSATION

(a)        General

Messrs. Cox and Doutaz, our officers and directors, have received no compensation for their time or services rendered to Blue Hawk and there are no plans to compensate them in the near future, unless and until we begin to realize revenues and become profitable in our business operations. During the financial period ended October 31, 2002, Blue Hawk did not pay any form of remuneration to its directors or officers nor any compensation whatsoever.

(b)        Summary Compensation Table

SUMMARY COMPENSATION TABLE
					Long Term Compensation
Annual Compensation					Awards		Payouts
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts	All Other Compensation
Byron G. Cox President	2002	0	0	0	0	Nil	Nil	Nil
Brian C. Doutaz Secretary /Treasurer	2002	0	0	0	0	Nil	Nil	Nil

(c)        Option/SAR Grants

We do not currently have a stock option plan. No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(d)        Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Values

No individual grants of stock options, whether or not in tandem with stock appreciation rights known as SARs or freestanding SARs have been made to any executive officer or any director since our inception; accordingly, no stock options have been granted or exercised by any of the officers or directors since we were founded.

(e)        Long-Tem Incentive Plans and Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made to any executive officer or any director or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans agreements have been granted or entered into or exercised by any of the officers or directors or employees or consultants since we were founded.

(f)         Compensation of Directors

The members of the Board of Directors are not compensated by Blue Hawk for acting as such. There are no arrangements pursuant to which directors are or will be compensated in the future for any services provided as a director.

(g)        Employment contracts, termination of employment, change-in-control arrangement

There are no employment or other contracts or arrangements with officers or directors other than those disclosed in this registration statement. There are no compensatory plans or arrangements, including payment to be made by Blue Hawk, with respect to the officers, directors, employees or consultants of Blue Hawk that would result from the resignation, retirement or any other termination of such directors, officers, employees or consultants employment with Blue Hawk. There are no arrangements for directors, officers, employees or consultants that would result from a change-in-control of Blue Hawk.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)        Related parties transactions

In May, 2002 we issued a total of 5,000,000 shares of restricted common stock to Byron G. Cox, the senior officer and director of our company. The fair market value of the shares, $5000, was paid for with $500.00 in cash and the settlement of an invoice for organizational expenses and services rendered in the amount of $4,500.

On September 23, 2002, we entered into an Trust Agreement between Blue Hawk and Byron G. Cox, whereby Mr. Cox is acting as Trustee to hold the Little Bear Claims on behalf of Blue Hawk so as to avoid having Blue Hawk pay additional fees and establish a subsidiary at this early stage of our corporate development. The terms of the Trust Agreement are as follows:

1	.	the Trustee is willing and legally capable of acting as a trustee for Blue Hawk to hold the mineral claims on behalf of Blue Hawk until such time as the initial two phase exploration program is completed and Blue Hawk is properly able to evaluate the merits of owning the claims in its own name or that of a subsidiary;
2	.	the Agreement will terminate on:
	(a)	December 31, 2006, unless on or before that date, Blue Hawk terminates in writing the Option Agreement
	(b)	the date on which Blue Hawk incorporates a Manitoba subsidiary to hold Blue Hawk’s interest in the Claims and transfers such interest to the subsidiary.

(b)        Transactions with Promoters

Mr. Byron G. Cox, President and director of Blue Hawk can be considered as the promoter of Blue Hawk in consideration of his participation and managing of the business of the company since its incorporation.

Mr. Cox subscribed for 5,000,000 restricted shares of Common Stock at a price of $0.001 for an aggregate consideration of $5000 of which $500 was paid in cash and $4,500 in lieu of cash for services rendered and expenses incurred in the organization of Blue Hawk in May, 2002. The sale of these shares will be governed by Rule 144 of the Securities Act of 1933. Mr. Cox does not receive any salary or other compensation for his services to Blue Hawk

DESCRIPTION OF SECURITIES

(a)        Common shares

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock:

  have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our board of directors;
  are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
  do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
  are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

We refer you to our Articles of Incorporation and Bylaws which form a part of this registration statement and to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.

We are authorized to issue up to 25,000,000 shares of common stock at a par value of $0.001. As of October 31, 2002, Blue Hawk has issued 10, 531,545 common shares for total consideration of $82,515.

The common shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the common shares and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the common shares. All registered shareholders are entitled to receive a notice of any Blue Hawk general annual meeting to be convened.

At any general meeting, subject to the restrictions on joint registered owners of common shares, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each common share of which he is the registered owner and may exercise such vote either in person or by proxy. To the knowledge of the management of Blue Hawk, at the date hereof, Byron G. Cox is the only person to exercise control, directly or indirectly, over more than 10% of Blue Hawk’s outstanding common shares. See “Security Ownership of Certain Beneficial Owners and Management”.

Change of Control

There are no provisions with Blue Hawk’s Articles of Incorporation or its Bylaws that would delay or prevent a change of control.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Cash Dividends|

As of the date of this registration statement, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business.

Stock Transfer Agent

The stock transfer agent for our securities is Pacific Stock Transfer Company, 500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada 89119; the telephone number is (702) 361-3033 and the facsimile number is (702) 433-1979.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

(a)        Market information

There is no public market for Blue Hawk’s common stock.

Blue Hawk has issued 10,513,545 common shares since its inception on May 01, 2002; 5,000,000 of those shares are restricted shares. There are no outstanding options or warrants or securities that are convertible into common shares.

No restricted shares are eligible for re-sale pursuant to Rule 144 under the Securities Act.

(b)        Holders

Blue Hawk had 38 holders of record for the common shares as of October 31, 2002.

(c)        Dividends

Blue Hawk has not paid any dividends since its incorporation and does not anticipate as of October 31, 2002, the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to finance exploration on our properties. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements and operating financial conditions.

(d)        Securities Authorized for Issuance Under Equity Compensation Plans

Blue Hawk does not have any compensation plan under which equity securities are authorized for issuance.

LEGAL PROCEEDINGS

Blue Hawk is not a party to any pending litigation and none is contemplated or threatened.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

G. Ross McDonald, Chartered Accountants, from their Vancouver, British Columbia office, are our auditors. There has not been any changes in or disagreements with accountants on accounting and financial disclosure or any other matter.

RECENT SALES OF UNREGISTERED SECURITIES;
USE OF PROCEEDS FROM REGISTERED SECURITIES

Prior sales of common shares

Blue Hawk is authorized to issue up to 25,000,000 shares of common stock at a par value of $0.001. As of October 31, 2002, we had issued 10,531,545 common shares for total consideration of $82,515 to a total of 38 registered shareholders all of whom are resident outside the United States. There are no United States shareholders of record who own shares in Blue Hawk.

Blue Hawk is not listed for trading on any securities exchange in the United States, and there has been no active market in the United States or elsewhere for the Common Shares.

During the past three years, Blue Hawk has sold the following securities which were not registered under the Securities Act of 1933, as amended:

May 02, 2002

We issued 5,000,000 shares of common stock at a price of $0.001 per share through a Section 4(2) offering on May 02, 2002 for cash consideration of $500 and an invoice for services rendered and expenses incurred in the organization of Blue Hawk.

Name and Address	Date	Shares	Consideration
Byron G. Cox 595 Hornby St., Suite. 600 Vancouver, B.C. V6C 1A4	May 02, 2002	5,000,000	$500 cash and $4,500 in services rendered and expenses incurred

We issued the foregoing restricted shares of common stock to Mr. Cox pursuant to Section 4(2) of the Securities Act of 1933. Mr. Cox is a sophisticated investor, is an officer and director of Blue Hawk, and was in possession of all material information relating to Blue Hawk. Further, no commissions were paid to anyone in connection with the sale of the shares and general solicitation was made to anyone.

May 12 – 22, 2002

We issued 5,000,000 shares of common stock at a price of $0.001 per share through a Rule 504D / Regulation S offering in between May 12 and May 22, 2002 for cash consideration of $5,000.

Name and Address	Date	Shares	Consideration
Tullamore Investments Ltd. 88 Ellis Road, Crawthorn Berks, 12 G 45 6PN England (Principal: Bryce D. Stewart)	May 20, 2002	500,000	$500
Frank Rigney 356 Taylor Way, West Vancouver, B.C. V7T 2Y2	May 12, 2002	500,000	$500
Diane McGlinn 4 – 6250 – 48A Avenue, Delta, B.C. V4K 4W4	May 17, 2002	500,000	$500
Ridgeback Developments Ltd. P.O. Box 24140 APO, 5000 Miller Road, Richmond, B.C. V7B 1Y3 (Principal: Colin McGlinn)	May 16, 2002	500,000	$500

Rainforest Management Ltd. 2550 – 555 West Hastings St. Vancouver, B.C. V6B 4N5 (Principal: Paul Marley)	May 16, 2002	500,000	$500
Jason Marley 61 Gunn Street, London, Ont. N6G 2C6	May 17, 2002	500,000	$500
Marnie Marley 535 Hornby Street, Vancouver, B.C. V6C 2E8	May 17, 2002	500,000	$500
Hosanna International Ltd., Suite 4, Temple Street, Nevis, W.I. (Principal: Bay Ltd.)	May 22, 2002	500,000	$500
987148 Alberta Ltd. 434 – 13th Street, N.W., Calgary, Alta. T2N 1Z2 (Principal: John Leishman)	May 22, 2002	500,000	$500
FJR Resources Ltd. 1103 – 1166 Alberni St., Vancouver, B.C. V6E 3Z3 (Principal: Frank J. Rigney)	May 12, 2002	500,000	$500
		5,000,000	$5,000 Cash

June 30, 2002

We issued a further 513,435 shares of common stock at a price of $0.15 per share through a Rule 504D / Regulation S offering in June, 2002 for cash consideration of $77,015.

Name and Address	Date	Shares	Consideration
Robert G. Atkinson 6225 Imperial Avenue, West Vancouver, B.C. V7W 2J2	June 17, 2002	60,000	$9000
C. Channing Buckland 800 – 1450 Creekside Dr. Vancouver, B.C. V6J 5B3	June 07, 2002	100,000	$15000
Christopher F. Watson Woodcroft 12, Between The Walls, Pembroke, Bermuda HM06	June 28, 2002	3,400	$510
Peter F. Watson 12 Between The Walls, Pembroke, Bermuda HM06	June 30, 2002	70,000	$10500
Cindy Marshall 3676 Yale Street, Vancouver, B.C. V5K 1C8	June 28, 2002	6,700	$1005
Bruce Wright 3676 Yale Street, Vancouver, B.C. V5K 1C8	June 28, 2002	6,700	$1005

New Pacific Ventures Ltd. 97 North Renfrew St., Vancouver, B.C. V5K 3N6	June 28, 2002	6,600	$990
David B. Millar 3594 Norwood Avenue, North Vancouver, B.C. V7N 3P7	June 28, 2002	3,350	$502.50
Christine J. Millar 3594 Norwood Avenue, North Vancouver, B.C. V7N 3P7	June 28, 2002	3,350	$502.50
Fred Gruehl 515 – 109 Front Street, E. Toronto, Ont. M5A 4P7	June 27, 2002	20,000	$3000
Marc Gruehl 515 – 109 Front Street, E. Toronto, Ont. M5A 4P7	June 27, 2002	20,000	$3000
Gary Vickers 515 – 109 Front Street, E. Toronto, Ont. M5A 4P7	June 27, 2002	20,000	$3000
York Trust GMBH Heinrich Strasse 18, 30175, Hannover, Germany (Principal: Fred Gruehl)	June 27, 2002	20,000	$3000
Renwood Capital Corp. 178 St. George Street, Toronto, Ont. (Principal: Gary Vickers)	June 27, 2002	20,000	$3000
York Trafalgar Properties Inc. 5527 Trafalgar Road, Hornby, Ontario L0P 1E0 (Principal: Marc Gruehl)	June 27, 2002	20,000	$3000
Ed Moorhouse 3158 – 38th Avenue, West, Vancouver, B.C. V6N 2X3	June 27, 2002	20,000	$3000
Keith Leech, 209 – 2450 Cornwall Ave., Vancouver B.C. V6K 1B8	June 23, 2002	6,666	$1000
Richard Gregory 4688 – 66th Street, Delta, B.C. V4K 4Y8	June 26, 2002	20,000	$3000
WCM Systems 976 Gale Drive, Delta, B.C. V4M 2B5 (Principal: Craig Morrison)	June 28, 2002	16,667	$2500
CNC Manutech Industries Ltd. 27222 Lougheed Highway, Maple Ridge, B.C. V2W 1V9 (Principal: Dan Fritz)	June 27, 2002	10,000	$1500
Cantop Holdings Ltd. Suite 3C, Centre Plaza, Box 926, Gibraltar (Principal: Grays Directors Ltd.)	June 28, 2002	6,667	$1000

Rushdale Ventures, SA Salduba Bldg. Top Floor, E 53rd St. Urbanization, Omarrio, Panama S, Panama (Principal: Moses Garson	June 27, 2002	6,667	$1000
Gertrude Leishman 103 – 2095 Marine Dive, Vancouver, B.C. V7V 4V5	June 25, 2002	6,667	$1000
Estate of J.D. Leishman c/o Royal Trust, 1055 Georgia St., 4th Floor, Vancouver, B.C. V6E 4P3	June 26, 2002	6,667	$1000
Susan Colquon 1043 Jefferson Avenue, West Vancouver, B.C. V7T 2A6	June 30, 2002	6,667	$1000
Trudy-Ann Leishman P.O. Box 13, Dewdney, B.C. V0M 1H0	June 27, 2002	6,667	$1000
Marc Sandercombe, 403 - 2280 Bellevue Ave., West Vancouver, B.C. V7V 1C6	June 27, 2002	20,000	$3000
Total Placees: 27		513,435 shares	$77,015.00

Each of the above issuances were through private placements of our common shares. No commissions were paid, no discounts were offered and no underwriters participated in the offerings. All shares were sold through the officers and directors. All sales were for cash only. No shares have been issued for assets or services rendered.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of Blue Hawk is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

  Article XII of our Articles of Incorporation, filed as Exhibit 3.1 to the registration statement;
  Article IX of our Bylaws, filed as Exhibit 3.2 to the registration statement; and
  Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Blue Hawk responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Presently the directors and officers of Blue Hawk are not covered by liability insurance.

FINANCIAL STATEMENTS

Our fiscal year end is October 31. We will provide audited financial statements to our stockholders on an annual basis; such statements will be prepared by an Independent Certified Public Accountant or equivalency.

Our audited financial statements from inception to October 31, 2002 immediately follow.

LIST OF EXHIBITS

Exhibit No.	Document Description
3.1	Articles of Incorporation
3.2	Bylaws
4.1	Specimen Stock Certificate
10.1	Option To Purchase And Royalty Agreement
10.2	Trust Agreement
23.1	Consent of G. Ross McDonald, C.A., Chartered Accountants
23.2	Consent of David J Busch, P. Geo.
99.1	Evaluation of the Little Bear Lake Property

DESCRIPTION OF EXHIBITS

Exhibit 3.1
Articles of Incorporation of Blue Hawk Ventures, Inc. dated May 01, 2002

Exhibit 3.2
Bylaws of Blue Hawk Ventures, Inc. dated May 02, 2002

Exhibit 4.1
Specimen Stock Certificate issued by Pacific Stock Transfer Company

Exhibit 10.1
Option To Purchase And Royalty Agreement between Blue Hawk Ventures, Inc. and Ozias Theriault of Geraldton, Ontario dated September 23, 2002 to acquire a 100% interest in the Little Bear Lake Claims, Lac Du Bonnet Mining Division, Manitoba

Exhibit 10.2
Trust Agreement between Blue Hawk Ventures, Inc. and Byron G. Cox, president and director of Blue Hawk dated August 31, 2002 whereby Cox will hold the Little Bear Claims in trust on behalf of Blue Hawk

Exhibit 23.1
Consent of G. Ross McDonald, Chartered Accountants, dated January 14, 2003 regarding the use in this registration statement of their report of the auditors and for the financial statements for the period ending October 31, 2002

Exhibit 23.2
Consent of David J. Busch, B.Sc. (honours), P. Geo, dated November 08, 2002 to the use in this registration statement of his “An Evaluation of the Little Bear Property, Winnipeg River Plutonic Complex, Manitoba” dated November 08, 2002

Exhibit 99.1
Evaluation of The Little Bear Lake Property by David J. Busch, B.Sc. (honours), P. Geo. Dated November 08, 2002

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Blue Hawk Ventures, Inc.
           (Registrant)

Date: January 23, 2003

BY: /s/ Byron G. Cox

Byron G. Cox, President

BLUE HAWK VENTURES, INC.

FINANCIAL STATEMENTS

October 31, 2002

(With Report of Independent Auditor Thereon)

     BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

Index to Financial Statements

Page
Report of Independent Auditors	F-2

Balance Sheets at October 31, 2002	F-3

Statement of Operations for the period from May 01, 2002(date of inception)
through October 31, 2002	F-4

Statement of Cash Flows for the period from May 01, 2002(date of inception)
through October 31, 2002	F-5

Notes to Financial Statements	F-6

See accompanying notes to the financial statements

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional	Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

AUDITOR’S REPORT

TO THE DIRECTORS OF BLUE HAWK VENTURES, INC.

I have audited the balance sheet of Blue Hawk Ventures, Inc. as at October 31, 2002 and the statements of operations and deficit and cash flow for the period from May 1, 2002 (date of incorporation) to October 31, 2002. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with United States generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and the results of its operations and the cash flows for the period from May 1, 2002 (date of incorporation) to October 31, 2002 in accordance with generally accepted accounting principles in the United States.

“G. Ross McDonald” (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, Canada
January 14, 2003

BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

BALANCE SHEET

October 31, 2002

ASSETS

CURRENT ASSETS
Cash	$64,082
Deposits and prepaid expenses	4,781

68,863
MINERAL INTERESTS (Note 3)	9,116
$77,979

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$2,250

SHAREHOLDERS’ EQUITY

CAPITAL STOCK (Note 4)
Authorized -
25,000,000 common shares with a par value $0.001 per share
Issued and outstanding -
10,513,435 common shares	10,513

ADDITIONAL PAID-IN CAPITAL	76,502

DEFICIT	(11,286)

75,729

$77,979

See accompanying notes to the financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

STATEMENTS OF OPERATIONS AND DEFICIT

For the period May 1, 2002 (date of incorporation) to October 31, 2002

EXPENSES
Management fees	$4,500
Accounting and audit	2,250
Office and miscellaneous	2,100
Legal	1,275
Transfer agent	1,005
Business promotion	307

11,437
Less: Interest income	(151)

LOSS FOR THE PERIOD	(11,286)

DEFICIT, BEGINNING OF PERIOD	-

DEFICIT, END OF PERIOD	$(11,286)

LOSS PER SHARE	$(0.00)

See accompanying notes to the financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

STATEMENTS OF CASH FLOWS

For the period May 1, 2002 (date of incorporation) to October 31, 2002

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Loss for the period	$(11,286)
Net change in non-cash working capital items:
Deposits and prepaid expenses	(4,781)
Accounts payable and accrued liabilities	2,250

(13,817)

FINANCING ACTIVITIES
Common shares issued for cash	10,513
Additional paid-in capital	76,502

87,015

INVESTING ACTIVITIES
Mineral claims	(9,116)

INCREASE IN CASH	64,082

CASH, BEGINNING OF PERIOD	-

CASH, END OF PERIOD	$64,082

See accompanying notes to the financial statements

BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

Notes to the Financial Statements

For the period May 1, 2002 (date of incorporation) to October 31, 2002

1	.	NATURE OF OPERATIONS

The Company is an exploration stage company, incorporated on May 1, 2002, engaged in the acquisition, exploration and development of mineral properties. The recovery of the Company’s investment in mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain sufficient financing to complete development and the future proceeds from the disposition of those reserves.

2	.	SIGNIFICANT ACCOUNTING POLICIES

		(a)	Basis of presentation:

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

		(b)	Mineral properties:

Mineral property acquisition costs and related interest and financing costs are deferred until the property is placed into production, sold or abandoned. These costs will be amortized on a unit-of-production basis over the estimated proven and probable reserves of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash consideration and the estimated fair value of common shares issued for mineral properties, based on recent share issuances. Exploration and development expenditures are expensed in the period incurred until such time as the Company establishes the existence of commercial feasibility, at which time these costs will be deferred. Administrative expenditures are expensed in the period incurred.

On an on-going basis, the Company evaluates the status of its mineral properties based on results to date to determine the nature of exploration and development work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to their estimated recoverable amount.

		(c)	Loss per share:

Loss per share has been calculated using the weighted average number of common stock outstanding during the year. Diluted loss per share has not been presented as the results would be anti-dilutive.

BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

Notes to the Financial Statements

For the period May 1, 2002 (date of incorporation) to October 31, 2002

2	.	SIGNIFICANT ACCOUNTING POLICIES (continued)

		(d)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates include impairment of assets and useful lives for depreciation. Actual results may differ from those estimates.

		(e)	Foreign Currency Translation

The accounts of the Company’s foreign operations have been translated into United States dollars. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expenses and exploration costs at the average rate of exchange for the period.

		(f)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

		(g)	Financial instruments:

The carrying amounts for the Company’s current assets and current liabilities approximated fair value due to the short term nature of these financial instruments.

3	.	MINERAL INTERESTS

Little Bear Claims, Lac du Bonnet Mining Division, Manitoba

The Company entered into an option agreement dated September 23, 2002 to acquire a 100% interest in twelve mineral claims located in the Lac du Bonnet Mining Division, Manitoba, Canada as follows:

BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

Notes to the Financial Statements

For the period May 1, 2002 (date of incorporation) to October 31, 2002

(a)	to make option payments and issue common shares as follows:

Cash payments	Common
	Stock

CDN $ 13,000	-	On execution of the
		agreement (paid)
CDN $ 10,000	25,000	December 31, 2003
CDN $ 20,000	25,000	December 31, 2004
CDN $ 25,000	25,000	December 31, 2005
CDN$ 150,000	25,000	December 31, 2006

(b)	to incur exploration expenditure on the mineral claims, in four phases, as recommended by a competent geologist or engineer.

(c)	to make advance royalty payments of Cdn$50,000 per annum until the claims are placed into production.

The optionor will retain a 3% net smelter returns royalty in the mineral claims.

A finders’ fee will be paid concurrently with the option payments in the amount of 10% of the cash option payments

4	.	CAPITAL STOCK

Issued:

The continuity of the Company’s issued and outstanding capital stock and additional paid-in capital is as follows:

	Common Shares		Additional
			Paid-in
	Number	Amount	Capital	Total

Issued during the period:
For cash at $0.001 per
share	10,000,000	10,000	-	10,000
For cash at $0.15 per
share	513,434	513	76,502	77,015

Balance, October 31,
2002	10,513,434	$10,513	$76,502	$87,015

BLUE HAWK VENTURES, INC.
(An Exploration Stage Enterprise)

Notes to the Financial Statements

For the period May 1, 2002 (date of incorporation) to October 31, 2002

5	.	RELATED PARTY TRANSACTION

The president of the Company was paid a $4,500 management fee for his role in organizing the company.

6	.	INCOME TAXES

Under the asset and liability method of accounting for income taxes, future income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

For all periods presented, the Company has not recognized any deferred tax assets or liabilities as the available benefits, primarily as a result of loss carry forwards of approximately $11,200 arising in the period, are fully offset by a valuation allowance of the same amount.

7	.	SUBSEQUENT EVENTS

A Phase I exploration program on the Little Bear mineral claims, estimated to cost Cdn$35,750, has been recommended by David J. Busch, P.Geo. A Phase II program would be recommended, and estimated to cost Cdn$74,800, contingent on the Phase I results.